AIKINS

08006117

RECEIVED

2008 DEC -3 A 10:43

ICE OF INTERNATIONAL CORPORATE FINANCE

PROCESSED

DEC 09 2008

THOMSON REUTERS

SUPPL

30th Floor
Commodity
Exchange Tower
360 Main Street
Winnipeg, Manitoba
Canada R3C 4G1

T (204) 957-0050
F (204) 957-0840
E amt@aikins.com
www.aikins.com

PLEASE REPLY TO
W. Douglas Stewart

DIRECT LINE
(204) 957-4890

DIRECT E-MAIL
wds@aikins.com

DIRECT FAX
(204) 957-4212

LEGAL ASSISTANT
Cathie Lindley

DIRECT LINE
(204) 957-4836

DIRECT E-MAIL
cathiel@aikins.com

FILE NO.
0800971

December 1, 2008

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
U.S.A

Attention: Paul Dudek, Office Chief, Office of International Corporate Finance

Dear Sir:

Re: San Gold Corporation (the "Company") - Filing Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (SEC File No. 82-35109)

The Company hereby submits for filing the following materials pursuant to Rule 12g3-2(b) under the Securities Act of 1934, as amended.

A. Information which the Company has made public pursuant to Canadian federal and provincial corporate and securities laws

1. News releases dated October 22, 2008, November 3, 2008, November 7, 2008 and November 21, 2008.

2. Interim Financial Statements and accompanying Management's Discussion & Analysis for the quarter ended September 30, 2008 and accompanying officer certifications.

B. Information filed by the Company with the TSX Venture Exchange

1. News releases dated October 22, 2008, November 3, 2008, November 7, 2008 and November 21, 2008.

2. Interim Financial Statements and accompanying Management's Discussion & Analysis for the quarter ended September 30, 2008 and accompanying officer certifications.

3. TSX Venture Exchange Form 5B dated November 12, 2008 relating to the acquisition of certain properties in the Timmins, Ontario area.

C. Information which the Company has distributed to its security holders

1. Interim Financial Statements and accompanying Management's Discussion & Analysis for the quarter ended September 30, 2008 and accompanying officer certifications.

Please acknowledge receipt of these materials by stamping the enclosed copy of this letter and returning such copy to the undersigned in the envelope enclosed for your convenience. If you have any questions regarding the enclosures, please do not hesitate to contact the undersigned.

Yours truly,

AIKINS, MacAULAY & THORVALDSON LLP

Per:

W. DOUGLAS STEWART

WDS/cl
Encls.

San Gold
CORPORATION

Hinge Zone drilling encounters more Bonanza Grade gold

October 22, 2008
Bissett, MB
SGR: TSX-V www.sangoldcorp.com

Dale Ginn, CEO of San Gold Corporation (SGR: TSX-V) is pleased to report that ongoing surface drilling continues to encounter bonanza gold grades as well as extensions to the newly discovered Hinge #4 zone to depth and along strike to the east and to the west. Hole # GS-08-76 encountered 142 g/tonne (4.1 oz/ton) gold over 2 meters (6.6 ft) at a vertical depth of 140 meters near the elevation intended to be developed first by the ongoing decline ramp access. Over 300 meters (1000 ft) of decline access has been completed to date, with less than 2 months of access development remaining before reaching the first ore levels. Hole # GS-08-75 encountered high grade as well - 60 g/tonne (1.74 oz/ton) over 1.4 meters (4.6 ft) in a hole designed to test the zone to depth and to the west. All of the holes listed below contain visible gold within quartz veins that are in clear, sharp contact with the host volcanic rocks, as well, core recoveries were nearly 100%.

Results from the new holes are tabulated below:

Hole #	From	To	Length		Gold g/tonne (oz/ton)	
GS-08-76	122.2 m	124.2 m	2.0 m	(6.6 ft)	141.8	(4.14) visible gold
GS-08-75	256.4 m	257.8 m	1.4 m	(4.6 ft)	59.6	(1.74) visible gold
GS-08-71	308.2 m	310.5 m	2.3 m	(7.6 ft)	8.9	(0.26) visible gold
GS-08-65	223.4 m	225.9 m	2.5 m	(8.2 ft)	13.4	(0.39) visible gold

Dale Ginn, CEO stated, "We are extremely encouraged by our ongoing success in continuing to grow the Hinge zones in terms of both size and grade. The Hinge area continues to demonstrate width and grades similar to that of the neighboring Red Lake mines to the east, except that the Hinge discoveries are much closer to surface. As well, our new decline is closing in rapidly on these zones at a time when the gold price in Canadian dollar terms is hovering at all time highs in the mid 900's."

The Hinge #4 zone has now been drill tested between section 0 east and 700 east (feet), and to depths of over 1,200 feet (400 m) demonstrating excellent continuity in both structure and grade. This zone remains open along strike to the north-east and to the south-west as well as at depth. Current work includes an attempt to correlate this mineralization with similarly textured and similar high grade grade intersections drilled from the Rice Lake mine workings over 5,200 feet down dip from the Hinge #4 zone.

Two diamond drills are currently drilling in the Hinge area, one conducting infill drilling in the areas soon to be developed and mined, the other in zone extensions to depth and along strike. A third drill rig is exploring over a kilometer to the north of the Hinge #4 zone (approximately another km stratigraphically higher than the Hinge #4 zone), looking for parallel structures along or near the hinge or axis in identical host rocks. A fourth drill rig has moved to a parallel hinge axis line to approximately 500 meters to the west of Hinge #4 in

order to test other similar structures which include early mine workings. These workings include the Big Four shaft (sunk in 1916), and the #1 and #2 Goldcup veins and an inclined shaft sunk during the 1920's. To date a total of 8 hinge or axis lines have been located, all of which have identical geology and host rocks as the Hinge #4 zone, most contain evidence of early (pre 1930's) exploration and development efforts such as pits, trenches and shafts. There is no known record of these showings having being systematically explored. The new zones are located approximately 1.5 kms to the north-east of San Gold's operating Rice Lake and mine and mill, and are fully accessible by road. The entrance to the Hinge Zone access decline is located approximately 300 meters northeast of the Rice Lake mill.

Please see the San Gold website (www.sangoldcorp.com) for a longitudinal section showing the location of the intersections in the Hinge #4 zone together with prior Hinge Zone press releases and a plan view location map. Additionally, three dimensional and cross sectional drill hole data of the Hinge Zone mineralization is now available at http://www.corebox.net/properties/rice_lake/.

This program was carried out under the supervision of W.S. Ferreira, P.Geo., and D. Ginn, P.Geo., the Qualified Persons for this project under National Instrument 43-101. The drill core was split, with half sent to TSL Laboratories in Saskatoon, SK and fire assayed with an AA and gravimetric finish. Whole metallic assays were performed on samples containing visible gold. San Gold's quality control and assurance program includes the insertion of blanks and standards, the retention of pulps and rejects, and spot checks utilizing independent labs including TSL Laboratories in Saskatoon, SK and Accurassay Laboratories of Thunder Bay, ON. The core lengths are actual lengths as drilled and have not been adjusted for the true width of the mineralized zones.

For further information contact Dale Ginn, CEO of San Gold Corporation, at (204) 794-5818 or investor information at 1-800-321-8564 or visit www.sangoldcorp.com.

This press release is not for dissemination in the United States or for distribution to U.S. news wire services.

San Gold
CORPORATION

San Gold Corporation Announces Issuance of Shares in Payment of Interest on Debentures and Full Repayment of Outstanding Debentures

November 3, 2008
Bissett, MB
SGR: TSX-V www.sangoldcorp.com

Mr. Dale Ginn, Chief Executive Officer of San Gold Corporation (the "Corporation"), a company listed on the TSX Venture Exchange under the symbol "SGR", today announced that the Corporation has issued 500,462 common shares of the Corporation ("Common Shares") in payment of approximately $400,500 of the second year's interest owing on the Corporation's Series B 10% 2 year senior secured convertible redeemable debentures (the "Debentures") which matured on October 18, 2008. The Common Shares were issued at a deemed price of $0.69 per share, a 10% discount from the closing price of the Common Shares on October 17, 2008. The remainder of the interest owing on the Debentures was satisfied by cash payments to the holders of the Debentures.

The Common Shares issued to holders of Debentures who elected to receive their interest payment in Common Shares instead of cash are restricted from transfer for a period of four months and a day in accordance with applicable securities laws and the policies of the TSX Venture Exchange.

Mr. Ginn further announces that the Debentures were fully repaid in accordance with their maturity provisions as at the effective maturity date of October 18, 2008.

Following the repayment of the Debentures, the Corporation has no unfunded long term liabilities except for a government asset retirement obligation of approximately $1,500,000 and capital and equipment lease obligations of less than $1,000,000.

For further information contact Dale Ginn, Chief Executive Officer of San Gold Corporation, at (204) 794-5818 or investor information at 1- 800-321-8564 or visit www.sangoldcorp.com.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This press release is not for dissemination in the United States or for distribution to U.S. news wire services.

San Gold
CORPORATION

San Gold Corporation Announces Option Agreement

November 7, 2008
Bissett, MB
SGR: TSX-V www.sangoldcorp.com

Mr. Dale Ginn, Chief Executive Officer of San Gold Corporation (the "Corporation"), a company listed on the TSX Venture Exchange under the symbol "SGR", today announced that the Corporation has entered into an option agreement (the "Option Agreement") with a mineral claim owner (the "Optionor") to acquire one mining claim near Timmins, Ontario (the "Claim"). In order to exercise its option to acquire the Claim, the Corporation is required to pay $5,000 to the Optionor on execution of the Option Agreement, $5,000 on or before August 7, 2009, $10,000 on or before August 7, 2010 and $100,000 on or before August 7, 2011. Additionally, the Corporation is required to issue 5,000 common shares to the Optionor on execution of the Option Agreement, 5,000 common shares on or before August 7, 2009, 10,000 common shares on or before August 7, 2010 and 25,000 common shares on or before August 7, 2011. The Corporation is also required to incur $200,000 in exploration expenditures on the Claim before August 7, 2011.

The acquisition of the Claim is subject to the final approval of the TSX Venture Exchange.

For further information contact Dale Ginn, Chief Executive Officer of San Gold Corporation, at (204) 794-5818 or investor information at 1- 800-321-8564 or visit www.sangoldcorp.com.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

CERTIFICATION OF INTERIM FILINGS

VENTURE ISSUER BASIC CERTIFICATE

I, Gestur Kristjansson, the Chief Financial Officer of San Gold Corporation, certify the following:

1. **Review:** I have reviewed the interim financial statements and interim MD&A (together the interim filings) of San Gold Corporation (the issuer) for the interim period ending September 30, 2008.

2. **No misrepresentation:** Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings.

3. **Fair presentation:** Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: November 14, 2008

"signed"

Gestur Kristjansson
Chief Financial Officer, San Gold Corporation

NOTE TO READER

In contrast to the certificate required under Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings* (MI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in MI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i) controls and other procedures designed to provide reasonable assurance that information is required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

CERTIFICATION OF INTERIM FILINGS

VENTURE ISSUER BASIC CERTIFICATE

I, Dale Ginn, the Chief Executive Officer of San Gold Corporation, certify the following:

1. **Review:** I have reviewed the interim financial statements and interim MD&A (together the interim filings) of San Gold Corporation (the issuer) for the interim period ending September 30, 2008.

2. **No misrepresentation:** Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings.

3. **Fair presentation:** Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: November 14, 2008

"signed"

Dale Ginn
Chief Executive Officer, San Gold Corporation

NOTE TO READER

In contrast to the certificate required under Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings* (MI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in MI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i) controls and other procedures designed to provide reasonable assurance that information is required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

RECEIVED
2008 DEC -3 A 10:43

SANGOLD CORPORATION

Management's Discussion and Analysis
For the three months ended September 30th, 2008

Corporate Office

Suite 212 – 1661 Portage Avenue
Winnipeg, MB
R3J 3T7
Email: info@sangoldcorp.com
Website: sangoldcorp.com

Date of report: November 14th, 2008

San Gold Corporation Management Discussion and Analysis

Table of Contents

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following management discussion and analysis of San Gold Corporation ("San Gold" or the "Company") should be read in conjunction with the Company's audited annual financial statements for the period ending December 31, 2007 and notes thereto as well as the Company's unaudited financial statements for the three months ending September 30, 2008. Unless otherwise indicated, the following discussion is based on Canadian dollars and presented in accordance with Canadian generally accepted accounting principles. References to "San Gold" or the "Company" include references to the subsidiaries of the Company where the context requires.

Forward Looking Statements

This management discussion and analysis contains "forward-looking statements" within the meaning of Canadian securities legislation. These forward-looking statements are made as of the date of this management discussion and analysis and San Gold does not intend, and does not assume any obligation, to update these forward-looking statements.

Forward-looking statements may include, but are not limited to, statements with respect to the estimation of mineral resources, the future price of gold, the realization of mineral resources estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and the timing and possible outcome of pending litigation. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects", or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes" or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved".

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, the integration of acquisitions, as well as those factors discussed below in the sections entitled "Other MD&A Requirements and Additional Disclosure and Risk Factors". Although the Company has attempted to identify important factors that could cause actual actions, events, or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. See "Other MD&A Requirements and Additional Disclosure and Risk Factors".

Date of Report

November 14, 2008

Overview

The Company's main operation consists of exploring for gold primarily in the Bissett area of Manitoba, Canada and producing gold from: (i) the Company's underground shaft mine (the "Rice Lake Mine") in the Rice Lake area of Manitoba; and (ii) the Company's spiral ramp mine (the "San Gold #1 Mine") three kilometers east of the Rice Lake Mine. The Rice Lake Mine was formerly called the San Antonio Mine and is known by some as the Bissett Mine. The San Gold #1 Mine started development in 2005 and is also referred to as SG1.

During the quarter the Company also directed activities towards defining and exploring the gold deposit at the "Hinge" zone that has the potential to be an additional source of ore approximately 1.5 kilometers east of the Rice Lake Mine.

The Company's operations in the Rice Lake area of Manitoba, including the Rice Lake Mine, the San Gold #1 Mine and the surrounding property and mineral claims of the Company are referred to as the "Rice Lake Project". Rice Lake Gold Mine is owned through Rice Lake Gold Corporation.

Through its subsidiary, Rice Lake Gold Corporation, the Company produces gold from underground ore reserves at the Rice Lake Project. The ore from the Rice Lake Mine and the San Gold #1 Mine is processed at the Rice Lake Mill, which is owned by Rice Lake Gold Corporation. The capacity of the Rice Lake Mill is currently 1,250 tons of ore per day.

Gold is refined to dore bars at the Rice Lake Mill. The bars are transported by armoured car and other secure means of transportation to a commercial refinery in Southern Ontario and refined into bars of 99.5% purity or higher on behalf of the Company. Revenue is recognized when the bars are shipped and recorded as an account receivable until a certificate is received. Once agreement on purity level is achieved, the refined gold is exchanged for certificates which are accounted for as a marketable security and ultimately sold to fund operations. The Company does not undertake any hedging arrangements and records the sale at the realized price. Any gain or loss on holding the certificate is recorded as a mark to market adjustment; $2,103 of gain was recorded in revenue for the increase in the market value of certificates held during the most recently completed quarter and $173,531 of gain for the year to date (2007 – nil).

The Company continues to undertake extensive exploration and development work, primarily in the Bissett area of Manitoba. The Company has increased its ore resources and reserves from measured plus indicated resources of 326,280 and inferred resources of 225,000 ounces of gold in 2004, when its predecessor companies acquired Harmony Gold (Canada) Inc., to measured plus indicated resources of 402,880 and inferred resources of 1,197,670 ounces of gold as further described in the National Instrument 43-101 compliant technical report dated December 1, 2006 entitled " MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES AS OF DECEMBER 1, 2006" prepared by A.C.A. Howe International Limited, Mining and Geological Consultants. As of the date hereof, the Company has not updated its 43-101 documentation for drill results obtained over the last 25 months including the discovery of a series of high grade gold bearing quartz veins located near surface and 1.5 kilometers northeast of the Rice Lake Mill – the aforementioned "Hinge" zone.

The Company's growth strategy is two-fold: (i) to establish a profitable mine production level and (ii), to continue exploration activities towards increasing the level of reserves and resources. This strategy includes seeking joint venture and other relationships with companies or individuals that can be accretive to reserves and resources and by extension, accretive to shareholder value.

Overall Performance and Results of Operations

The Company has not yet reached a level of commercial production that generates positive cash flows and therefore remains dependent upon existing working capital or financing activities to fund operations. Activities continue to be directed towards the Company's primary business objectives of increasing the mineral reserves and resources and bringing the mining operations to a self sustaining level of production.

As at September 30th, 2008 and November 14th, 2008 (the date of this report) the Company had sufficient cash on hand to fund current exploration and production operations. If this amount proves inadequate to achieve positive cash flow, the Company may be required to pursue additional equity or debt financing. Although management has been successful in obtaining financing in the past, there can be no assurance that management will be able to do so in the future on terms acceptable to the Company. The Company concluded a private placement offering of 13,350,000 flow through shares at $1.50 per share for gross proceeds of $20,025,000 in the subsequent period on October 15th 2008. The net proceeds of the offering will be used to accelerate the exploration and evaluation of the new high-grade Hinge zones as well as initial exploration and evaluation of the Cartwright/Gabrielle zones and the Timmins, Ontario properties.

The Company's unaudited interim consolidated financial statements have been prepared using Canadian generally accepted accounting principles applicable to a going concern, which assumes that the Company will be able to realize assets and discharge liabilities in the normal course of operations for the foreseeable future. The interim unaudited consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities, the reported revenue and expenses and balance sheet classifications that may be necessary were the going concern assumption inappropriate. These adjustments could be material.

Financial Condition and Liquidity

The Company's financial condition is comparable to its position at this point last year. As at September 30th, 2008 the Company had current assets of $21.4 MM including $11.5 MM in short term high grade investment securities. This compares to $18.9 MM of current assets at the comparable time last year. (A summary of the securities is available in Note 3 to the interim consolidated financial statements)

The Company had current liabilities of $19.1 MM as at September 30th, 2008 (2007 - $17.7 MM). Of this amount, $5.9 MM is funded through a restricted promissory note (2007 – $3.1 MM) and $6.2 MM is classified as current due to the coming maturity of the Company's convertible debentures (2007 - $7.8MM). The debentures are described in Note 13 of the annual audited financial statements. The remaining October 2006 debentures in the aggregate principal amount of $6.3 MM mature in October of 2008 and are convertible into common shares at a price of $1.60. Aggregate principal of $327,000 of this group of debentures was converted during the most recently completed quarter. As at September 30th, 2008, the Company had a working capital surplus of $2.3 MM compared to a working capital surplus of $1.2 MM on September 30th, 2007.

Therefore, as at September 30th, 2008, the Company has sufficient cash reserves to meet currently planned exploration and development activities and to fund operational activities in the short term including the redemption of convertible debentures for cash as occurred in the subsequent period. As the time horizon extends further into the future, the Company will become more dependent upon operations to generate sufficient amounts of cash to continue to be able to meet obligations and discharge liabilities as they become due.

Results of Operations

The Company continues to achieve significant exploration success on surface drilling targets on the newly discovered Hinge zone and along strike to the east and to the west. Drilling at the new zone from surface will continue in fourth quarter of 2008. The company expects to have completed an initial NI 43-101 resource estimate for the new discovery by the end of 2008. During the second quarter of 2008 the Company initiated an underground exploration ramp towards this high potential target area. To-date ramp development has advanced over 1,000 feet towards the new zone. This will allow for delineation drilling of the gold bearing zone from the underground and will provide for the opportunity to extract a bulk sample by the late fourth quarter of 2008 and early first quarter of 2009. Current underground drill exploration programs within the Rice Lake Mine include: 30 level in upper D-shaft within the main Rice Lake ore bodies, open and undeveloped areas between the main Rice Lake ore bodies and the Deep East zones below 4980 level, and drilling on the downward extensions of the main Rice Lake ore bodies below 4605 level. Mobilization of an underground drilling contractor ("Forage Orbit") the previous quarter has resulted in improved definition drilling and the identification of several new mining zones.

During the third quarter the Company has been very successful in recruiting more experienced miners and technical staff to augment the existing workforce. The Company continued to utilize a mining contractor ("Dumas Mining") to supplement the Rice Lake workforce and continue with the development of the main decline in the deep part of the mine below 32 level. Utilization of the mining contractor has allowed the Company to accelerate developments and provide some new stoping opportunities. By the end of the third quarter the Company had increased internal capacity of the Rice Lake workforce thereby allowing for the demobilization of the mining contractor as of October 1st, 2008. Several new initiatives were implemented during the quarter that have contributed to attracting and retaining skilled mining personnel. Camp capacity was increased and the majority of employees were moved to a 14 days in and 14 days out work schedule. Also, the Company introduced a more competitive wage and bonus program to provide incentives for experienced miners to join the Company as well as point of hire travel compensation. The Company remains committed to building a strong loyal work force with residents of southern Manitoba and surrounding areas.

Summary of Quarterly Results and Selected Operational Metrics

	2008			2007				2006
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenue	2,096,521	2,529,511	864,589	1,103,940	1,431,951	1,378,384	453,986	768,771
Interest and Other Revenue	2,203,868	2,236,792	2,667,421	2,092,682	2,077,138	1,396,414	1,068,901	2,216,958
Income (Loss)	(9,842,028)	(12,751,859)	(10,981,020)	(6,873,298)	(6,567,151)	(9,436,968)	(7,059,305)	(2,096,781)
Per share (basic and fully diluted)	(0.04)	(0.06)	(0.05)	(0.03)	(0.04)	(0.06)	(0.05)	(0.01)
Other Selected Operational Metrics:								
Tons Milled	26,935	32,862	29,059	21,748	29,911	30,104	14,890	
Recovered Grade	0.066	0.079	0.081	0.091	0.091	0.086	0.096	
Contained ounces	2,902	3,430	2,964	2,093	3,222	2,451	1,427	
Gold Sales - ozs	2,276	2,778	992	1,276	1,896	1,858	595	1,093
Realized price per ounce	922	910	933	865	755	742	763	703

Note: Limited Production in 2006 – comparative not meaningful.

The Company recognized revenue during the quarter ended September 30th, 2008 of $2,096,521 on sales of 2,276 ounces of gold. This compares to revenue of $1,431,951 on sales of 1,896 ounces in the same quarter last year. The Company reported a net loss of $9,842,028 ($0.04 per share) for the three months ended September 30th, 2008 compared to a loss of $6,567,151 ($0.04 per share) for the comparable period in the prior year.

During the quarter mine production came from the SG1 mine and the Rice Lake Mine. The mines use shrinkage, longhole and mechanized cut and fill mining methods. The shrinkage mining method requires ore to be held in the stope until the rock breaking process is completed thereby resulting in some buildup of broken inventory in the stopes. Several mining stopes have not yet progressed to the draw down stage of mining. Currently the operation is dependent on a higher percentage of development ore than is planned once the operation reaches steady state. Typically development ore from the Rice Lake Mine and production ore from the SG1 mine is lower grade than the ore historically mined from the Rice Lake Mine. Correspondingly metallurgical recoveries have been lower than historically achieved at the operation due to lower grade ore and the mill is not being fully utilized at the present time. During the fourth quarter of 2008 overall grade is expected to improve with a higher proportion of ore from Rice Lake. In fact, recovered grade in the subsequent period for the month of October was 0.17 from feed grades of 0.19. Also, there will be less dependence on SG1 production as manpower and equipment are redeployed to Rice Lake and the Hinge development areas.

Amortization expense was $507,996 in the most recently completed three months ($1,732,119 YTD) compared to $550,269 in the same quarter last year ($1,595,858 prior YTD). Depletion expense has increased to $318,914 (YTD $920,981) from $275,105 in the same quarter ($636,289 prior YTD) in the prior year commensurate with our level of production and reflective of the fact that the amount of gold in process in the mill has largely stabilized.

Exploration expense was $2,302,189 for the three months ended September 30th, 2008 ($6,038,348 YTD) compared to $706,890 in the same quarter last year ($2,952,374 prior YTD). The increase is attributable primarily to increased activity around the Hinge zone and the earlier timing of expenses this year versus last year . The Company's commitment to the exploration program remains strong as evidenced by the subsequent private placement of flow through shares to finance these and related activities.

The Company capitalized $2,759,046 of activities related to explorative development and evaluation at the new Hinge area during the quarter as activities at that site accelerate.

General and administrative expenses were $1,344,576 for the quarter completed September 30th, 2008 ($4,133,378 YTD) compared to $1,113,290 for same quarter in the previous year ($3,834,351prior YTD).

Royalty expense increased to $1,967,700 for the most recently completed quarter ($5,903,099 YTD) from $1,172,821 in the same quarter in the previous year ($3,183,246 prior YTD). This item relates to the Red Mile royalty transactions (described in Note 16 of the interim consolidated financial statements) and is effectively funded from the restricted interest income derived from the restricted promissory note related thereto. The decrease in interest expense for the most recently completed quarter to $150,562 ($800,264 YTD) from $403,516 in the same quarter last year ($1,518,463prior YTD) is due to a Red Mile Royalty transaction undertaken last year, with none similar this year as well as the elimination of $6,078,772 of the convertible subordinate debt through the conversion that happened in the first quarter of this year.

Capital Resources and Cash flows

The Company continues to work towards its mine and mill development plans and to carry out its planned exploration programs.

During the most recently completed quarter ending September 30th , 2008 the Company reported a use of cash from operations of $8.1 MM and $25.9 MM for YTD (2007 - $5.6 MM and $20.2 MM prior YTD) – this arises from the noted operating loss of $9.8 MM for the quarter and $33.6 MM for YTD (2007 - $6.6 MM and $23.1 MM prior YTD) including non-cash items with respect to accretion, amortization and depletion, and share based compensation. Share based compensation was $0.9 MM in the most recently competed quarter and $2.3 MM for the YTD (2007 - $nil MM and $1.3 MM prior YTD) and as noted the item is being expensed on an accelerated basis over the three year vesting period.

Investing activities include a use of cash of $0.9 MM on account of the purchase of equipment during the quarter and $2.7 MM for YTD (2007 - $0.9 MM and $3.1 MM prior YTD) and the capitalization of exploration and development on the mine properties of $5.3 MM for the quarter and $9.6 MM for YTD (2007 - $1.6 MM prior YTD - $7.4 MM). Investing activities also include a source of cash from marketable securities of $10.1 MM for the quarter and $22.3 MM for YTD arising from the maturity of various short term investments and utilization of proceeds in operations. The comparative period last year saw the investment of $0.4 MM due to a Q2 equity raise with a prior YTD net investment of $6.7 MM.

Financing activities during the quarter consisted of proceeds from shares issued of $0.6 MM primarily as the result of options exercised; $327,000 principal value of subordinate debentures converted to shares as well. Financing activities were a net source of cash of $0.7 MM during the quarter and $9.1 MM for the YTD. This compares to $4.8 MM in the same quarter last year and $28.3 MM for the prior YTD.

Significant projects completed during the quarter and year to date and recorded in capital include:

- Commissioning additional camp facilities for housing mine employees.
- Commissioning a new compressor building.
- Commissioning a new MCC room for the mill crusher building.
- Developing permanent mine openings and development drifts at SG1, Hinge zone and Rice Lake Mines.

The Company has plans for improvements to its main hoist infrastructure at the Rice Lake Mine. The Company has identified $1.3 MM for mechanical improvements and installation of the hoist and related components. Upgrades were scheduled for the fourth quarter of 2008 but these have been delayed until the first quarter of 2009 due to slippage in the delivery schedule from the major electrical equipment supplier. These upgrades, once implemented, should result in improved reliability of hoist operations. The Company is also planning upgrades to its jaw crusher and cone crusher. The Company is planning for continued incremental underground development, completing camp upgrades and a small amount of $0.5 MM for equipment. The Company is also planning enhancements to the transformer and electrical capacities of its physical plant and has commissioned a formal engineering study and is expecting to procure new transformers at $1.0 MM but has not committed to this expenditure as of the date of this

report. As noted, the Company secured $20 MM of financing related to the exploration and evaluation of the Hinge and Cartwright areas, planning on this project is ongoing. Funding for known items has been obtained and is currently invested in short term, minimum risk securities described in Note 3 – Marketable Securities – in the Company's annual audited financial statements.

Transactions with Related Parties

Wynne Mining Ltd., Wynne Drilling Ltd., Wynne's Place Ltd., Hotel San Antonio, and Hugh Wynne

	Three Month Period Ended		Nine Month Period Ended	
	September 30, 2008	September 30, 2007	September 30, 2008	September 30, 2007
Accounts (payable)/receivable, beginning of the period	$ 284,482	$ (981,599)	$ 19,565	$ 45,792
Expenses at exchange amount	(2,188,934)	(526,669)	(4,564,643)	(3,229,619)
Management fees	-	-	-	(18,000)
GST on services	(109,595)	(78,954)	(235,197)	(180,521)
Payments issued	2,316,707	1,266,340	5,082,935	3,061,466
Accounts (payable)/receivable, end of the period	**$ 302,660**	**$ (320,882)**	**$ 302,660**	**$ (320,882)**
Prepaid expenses	**$ 200,000**	**$ -**	**$ 200,000**	**$ -**

During the three month period, the Company purchased goods and services for the sum of $2,188,934 (for the year to date -$4,564,643) compared to $526,669 for the same quarter last year (prior year to date - $3,229,619) from Hugh Wynne, Wynne Mining Ltd., Wynne's Place Ltd., Hotel San Antonio, and Wynne Drilling Ltd., (corporations controlled by Hugh Wynne who is a director and Chairman of the Company). These transactions were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. These services were expensed or capitalized in the year, forming part of direct exploration expenses, general & administrative expenses, or operational expenses on the Company's statement of operations and deficit. The amounts due from Hugh Wynne and controlled corporations on September 30th, 2008 of $302,660 (December 31st, 2007 - $19,565) are included in the accounts receivable on the Company's balance sheet. The $200,000 prepaid expense balance arises contractually as a retainer for ongoing services from Wynne Drilling Ltd.

The Company undertakes transactions in the normal course of business with other related parties. These transactions are recognized at the exchange amount. General and administrative expenses for the three month period ended September 30th, 2008 include $32,000 for fees paid to companies controlled by directors for various consulting work (for nine month period ended September 30th, 2008 - $119,000) and, for the three month period ended September 30th, 2007 - $18,000 (for the nine month period ended September 30th, 2007 - $36,000).

Directors' Compensation

The Company pays non-management directors a fee of $3,000 per month in their capacity as Directors. In the three month period ended September 30th, 2008 total compensation paid to Directors in their capacity as Directors was $36,000. ($36,000 – 2007) . The amount paid YTD is $108,000 ($108,000 prior YTD).

Critical Accounting Estimates

The preparation of the Company's consolidated financial statement requires management to use estimates and assumptions that affect the reported amounts of assets and liabilities, as well as revenues and expenses. Please see Note 2 in our annual audited financial statements for a complete description; the following two items are determined to be the most critical by management.

Resources, Reserves and Production

The figures for resources and reserves presented in this and other documents are estimates and no assurance can be given that the anticipated level of recovery and/or grades of reserves or resources will be realized. Establishment of a gold reserve and development of a gold mine does not assure a profit on the investment or recovery of costs. In addition, geological complexity, mining hazards or environmental conditions could increase the cost of operations, and various field operating conditions may adversely affect the production from a mine. These conditions include delays in obtaining governmental approvals or consents, insufficient transportation capacity or other geological and mechanical conditions. While diligent mine supervision and effective maintenance operations can contribute to maximizing production rates over time, production delays from normal field operating conditions cannot be eliminated and can be expected to adversely affect revenue and cash flow levels. Moreover, short-term operating factors relating to ore reserves and resources, such as the need for orderly development of an ore body or the processing of new or different ore grades, may cause a mining operation to be unprofitable in any particular accounting period. The quantity of a given mineral tends to vary in all types of deposits. Due to the nature of drilling and building reserves, small variances both positive and negative must be anticipated. Resources are estimated and must account for large sections of ore bodies that may or may not contain deposits indicated by explorative results. The combined effect of these factors could have material effects (negative or positive) on the Company's business, financial conditions and prospects.

Recoverable Values

The recoverability of deferred expenditures is dependent upon: the discovery of economically recoverable reserves and resources; securing and maintaining title and beneficial interest in the properties; the ability to obtain necessary financing to complete exploration, development and construction of processing facilities; obtaining certain government approvals; and attaining profitable production.

Changes in Accounting Policies including Initial Adoptions

The Company initially adopted the following accounting policies during the first three quarters of the current fiscal year:

a. **Section 3031, "Inventories"**

In June 2007, the Canadian Institute of Chartered Accountants issued handbook section 3031 – Inventories to replace existing section 3030. This new section, which became effective January 1, 2008, establishes standards for the measurement and disclosure of inventories. The adoption of Section 3031 did not impact the Company's consolidated financial position and results of operations. Gold inventory as at September 30th, 2008 is made up of an ore stockpile valued at $347,402 ($65,347 – December 2007), in process inventory of $2,133,272 ($3,964,137 – December 2007) and finished product inventory of $483,667 ($106,416 – December 2007).

b. **Section 3862 and 3863 "Financial Instrument Disclosures and Financial Instrument Presentation"**

These sections replace Section 3861, Financial Instruments Disclosure and Presentation, revising and enhancing disclosure requirements while carrying forward its presentation requirements. These new sections place increased emphasis on disclosure about the nature and extent of risk arising from financial instruments and how the entity manages those risks. The mandatory effective date is for annual and interim periods in fiscal years beginning on or after October 1, 2007. The Company began application of these sections effective January 1, 2008. The adoption of these new accounting standards does not impact the amounts recognized in the Company's consolidated financial statements as the additional guidance relates to disclosure.

c. **Section 1535 "Capital Disclosures"**

Section 1535 establishes standards for disclosing information about an entity's capital and how it is managed. The Company has added Note 20, Capital Management to these consolidated, unaudited financial statements.

The Company's total capital of $66,366,092 (December 31st, 2007 - $86,273,389) consists of $162,576,022 (December 31st, 2007 - $143,170,923) of share capital, $10,020,411 (December 31st, 2007 - $10,314,471) of contributed surplus and an offsetting accumulated deficit of $113,984,536 (December 31st, 2007 - $80,309,943). The majority of capital funding has therefore come by way of share issuance. The Company also has $6,233,710 (December 31st, 2007 - $12,294,675) of convertible debentures as part of its capital structure that is due within the year and are therefore classified as current liabilities and considers its long term debt part of its capital structure in the amount of $1,520,485 (December 31st, 2007 - $803,263).

The Company's objectives when managing capital are to safeguard its ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders. The Company sets the price of capital in proportion to risk and market levels for similar products. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company can issue new shares, return shares to shareholders, sell assets, buy back debt or issue new debt and / or any combination thereof.

The Company monitors capital from time-to-time using a variety of measures. Monitoring procedures are typically performed as a part of the overall management of the Company's operations. The Company's strategy during the period, which was unchanged from the prior period, was to maintain its ability to secure access to financing at a reasonable cost. The requirements and terms of sources of capital cannot be predicted and change in ways the Company cannot predict.

d. **Future changes to significant accounting policies**

CICA handbook Section 3064 – Goodwill and Intangibles will be effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008. This Section establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets by profit-oriented enterprises.The Company is currently considering the effect on the financial statements of the new standard.

San Gold did capitalize expenditures associated with mining properties and related equipment during the quarter in the amount of $5,329,246 as, consistent with policy, in the opinion of management there is now the probability of future benefit with a known time horizon and the existence of an economic plan. The Company also capitalized $925,382 of property, plant and equipment during the most recently completed quarter. In the same period last year, the Company capitalized $1,627,221 of expenditure related to mineral properties and related equipment. The financial statements of the Company have been prepared in accordance with Canadian Generally Accepted Accounting Principles.

Adoption of IFRS (International Financial Reporting Standards) for Canadian reporting Issuers – Canadian publicly accountable enterprises must use IFRS to prepare interim and annual financial statements for financial years beginning on or after January 1, 2011. The Canadian Accounting Standards Board advises that they hope to release the Canadian version of IFRS as Canadian GAAP effective for financial years beginning on or after January 1, 2009. The Company is therefore considering the likely impact on its financial statements and systems at this time.

Financial Instruments and Other Instruments

The Company does not undertake hedging or speculation activities other than timing differences associated with making gold available for sale and selling it. As noted, the Company is evaluating its disclosure in this regard in light of new rules that are coming into effect.

Other MD & A Requirements and Additional Disclosure

Additional Disclosure for Venture Issuers without Significant Revenue

To date, the Company has historically had minimal revenues and acquired its operating funds primarily by means of equity and debt issues. Of the amount capitalized in the quarter ended September 30th 2008, $808,095 (2007 - $660,879) was on account of development at the SG 1 mine, 2,759,046 was on account of development at the Cartwright/Hinge zones (2007 – nil) and $1,762,105 (2007 - $944,012) was on account of development at the Rice Lake Mine. The proportion of funds spent on direct operating expenses compared to general expenses is highly variable from quarter to quarter and year to year, depending on the Company's ability to raise exploration and development capital and its exploration and development activities.

Risk Factors

Exploration and Mining Risks

The business of exploration for and mining minerals involves a high degree of risk. Unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, cave-ins, landslides and the inability to obtain suitable adequate machinery, equipment or labour are other risks involved in the operation of mines and the conduct of exploration programs. The Company has relied on and may continue to rely upon consultants and others for exploration and development expertise. Substantial expenditures are required to establish ore reserves through drilling, to develop metallurgical processes to extract the metal from the ore and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineral deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis. The economics of developing gold and other mineral properties is affected by many factors including the cost of operations, variations in the grade of ore mined, fluctuations in metal markets, costs of processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection.

Financing Risks

The Company has limited financial resources, has a history of losses and has no assurance that additional funding will be available to it for further exploration and development. Failure to obtain such additional financing, if required, could result in delay or indefinite postponement of further exploration and development of the Rice Lake Project. Any further additional equity financing undertaken by the Company will cause dilution to the shareholders of the Company.

Uninsurable Risks

In the course of exploration, development and production of mineral properties, certain risks, and in particular, unexpected or unusual geological operating conditions including rock bursts, cave-ins, fires, flooding and earthquakes may occur. It is not always possible to fully insure against such risks and the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of the Company.

No Assurance of Titles or Boundaries

The Company's mineral properties may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by undetected defects.

Permits and Licenses

The operations of the Company may require licenses and permits from various governmental authorities. There can be no assurance that the Company will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and mining operations at its projects.

Metal Prices

Factors beyond the control of the Company may affect the marketability of any gold or other minerals discovered or produced. Metal prices have fluctuated widely, particularly in recent years. The level of interest rates, the rate of inflation, world supply of mineral commodities and stability of exchange rates can all cause significant fluctuations in prices. Such external economic factors are in turn influenced by changes in international investment patterns, monetary systems and political systems and developments. The price of mineral commodities has fluctuated widely in recent years, and future serious price declines could cause commercial production to be uneconomic.

Competition

The mining industry is intensely competitive in all its phases. The Company competes with many companies possessing greater financial resources and technical facilities than itself for the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees. In particular, the mining industry has been suffering from a lack of sufficient, qualified experienced miners. Accordingly, competition for such personnel is intense and the Company must compete against other mining companies to retain such personnel. The lack of sufficient personnel is a limiting factor in the timeliness of the development of the Company and its business.

Environmental Regulations

The operations of the Company may be subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which could result in environmental degradation. A breach of such legislation may result in imposition of fines and penalties. In addition, certain types of operations require the submission and approval of environmental effect assessments. Environmental legislation is evolving in a manner which introduces stricter standards, enforcement and fines and penalties for non-compliance. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in statutes and regulations has a potential to reduce the profitability of operations. To the best of the Company's knowledge, the Company is in compliance with all material environmental laws and regulations.

Conflicts of Interest

Certain directors and officers of the Company are also directors, officers or shareholders of other companies that are similarly engaged in the business of acquiring, developing and exploiting natural resource properties. Such associations may give rise to conflicts of interest from time to time. The directors of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest which they may have in any project or opportunity of the Company. If a conflict of interest arises at a meeting of the Board of Directors, any director in a conflict will disclose his interest and abstain from voting on such matter in accordance with *The Corporations Act* (Manitoba).

Shortages of Supplies and Personnel

The Company may be adversely affected by shortages of critical supplies or equipment or trained personnel required to operate the business of the Company. Any shortage of critical supplies or equipment or trained personnel will affect the timeliness of the development of the Company and its business.

Market Perception

Market perception of junior exploration, development and mining companies may shift such that these companies are viewed less favourably. This factor could impact the value of investors' holdings and the Company's ability to raise further funds by issue of additional securities or debt.

No History of Earnings

The Company has no history of earnings with respect to its mineral exploration and development activities and there is no assurance that its operations will ever be profitable or provide a return on investment in the future. The Company has not paid dividends in the past and has no plans to pay dividends in the future.

Hedging

The Company does not have a hedging policy and has no intention of adopting such a policy. Accordingly, the Company has no protection from declines in mineral prices.

Share Price Fluctuations

In recent years, the securities markets in Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered development stage companies, have experienced wide fluctuations in price that would have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that continuous fluctuations in price will not occur.

Exchange Rate Fluctuation

The financial results of the Company may be adversely affected by fluctuations in the rate of exchange of Canadian dollars into U.S. dollars. The Company does not currently take any steps to hedge against currency fluctuations.

Discussion on Internal Controls

As a venture issuer, San Gold's management is not required to certify or include representations about the design and maintenance of Disclosure Controls & Procedures or Internal Control over Financial Reporting and none of the following comments should be so interpreted. However, in the interest of full disclosure, management wishes to include the following comments on Internal Control over Financial Reporting and Disclosure Controls & Procedures in this management discussion and analysis.

In interpreting the following two sections on Disclosure Controls and Procedures and Internal Control over Financial Reporting, readers are cautioned that a control system can only provide reasonable, not absolute, assurance that the objectives of the control system are achieved. Due to the inherent limitations in all control systems, an evaluation of controls cannot provide absolute assurance that all control issues, including instances of fraud, if any, have been detected. Inherent limitations include the possibility that the assumptions and judgments of management could ultimately prove to be incorrect under varying conditions and circumstances; or that isolated errors could prove to have a significant impact on the reliability of information.

Additionally, controls may be circumvented by the unauthorized acts of individuals, by collusion of two or more people, or by management override. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and it is not possible to provide complete assurance that a control system will succeed in achieving its stated goals under all potential conditions.

Disclosure Controls and Procedures

The Company's Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining disclosure controls and procedures (as required by Multilateral Instrument 52-109 issued by the Canadian Securities Administrators). These responsibilities include : (i) designing the Company's disclosure controls and procedures, or causing them to be designed under their supervision, to provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, is made known to them during the time period where quarterly and annual filings are being prepared; and (ii) evaluating the effectiveness of the Company's disclosure controls and procedures as of the end of the period covered by the annual filings and causing the Company to disclose in this MD & A their conclusions about the effectiveness of the disclosure controls and procedures based on such evaluation. In connection therewith, the Board of Directors has created a disclosure committee which has within its mandate to oversee the Company's disclosure practices.

San Gold's management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company's disclosure controls and procedures as of September 30, 2008. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures were effective as of September 30, 2008 in providing reasonable assurance that material information relating to the Company and its consolidated subsidiaries would be made known to them.

Internal Control over Financial Reporting

The Company's Chief Executive Officer and Chief Financial Officer are also responsible for establishing and maintaining internal control over financial reporting (as required by Multilateral Instrument 52-109). These responsibilities include: (i) designing the Company's internal control over financial reporting, or causing it to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP; and (ii) causing the Company to disclose in this MD&A any change in the Company's internal control over financial reporting that occurred during the Company's most recent period that has materially affected, or is reasonably likely to materially affect, the

Company's internal control over financial reporting. Internal control over financial reporting should include policies and procedures that establish, among others, the following items:

- Maintenance of records in reasonable detail, that accurately and fairly reflect the transactions and dispositions of the Company's assets;
- Reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with applicable GAAP;
- Receipts and expenditures are only being made in accordance with authorizations of management and the Board of Directors; and
- Reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Due to inherent limitations, internal controls over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management, including the Chief Executive Officer and the Chief Financial Officer, carried out an assessment of the design of the Company's internal controls over financial reporting and concluded that the following weaknesses existed as at September 30, 2008. These items have been reported to the Audit Committee and the Board of Directors, and the remedial actions described below have been mandated by the Board. San Gold chooses to disclose these items as continuing efforts are made towards improving disclosure and enhancing internal controls.

Policies and Procedures

The Company did not maintain a complete set of policies and procedures governing decision and authorization processes. As such, reliance was placed on management's substantive review of period end balances, transactions recorded in each period, scrutiny of business activity and centralized cash management to detect errors and ensure the financial statements do not contain material misstatements. The Company has initiated a plan, using a generally recognized framework, to document key processes and controls, and initiated the creation of a set of policies and procedures. Completing documentation and implementation of the initiative will proceed during 2008.

Information Systems

The Company determined that its information systems and supporting processes require improvements to adequately protect the Company and to provide management information in a timely manner especially given the rapid growth of the Company. It was determined that the use of multiple systems is inefficient and created inconsistencies in systems, policies, and procedures. Plans are in place to migrate San Gold Corporation onto the common platform with Rice Lake Gold Corporation on January 1st 2009.

Segregation of Duties

The Company is currently reliant on the performance of compensating procedures during its annual financial close process in order to ensure that the financial statements are presented fairly and accurately, in all material respects. Additional compensating control procedures have been performed in the preparation of our financial statements to ensure their reliability.

These compensating controls include:

- Review of all balances and reconciliations;
- Analytical review and review of performance against expectations.

Outstanding Share Data

As of November 14, 2008, the date of this report, the Company had 235,600,788 common shares outstanding and an unlimited number of authorized common shares.

Additional Information

Additional information relating to the Company is available on the internet at the SEDAR website located at www.sedar.com and at the Company's website at www.sangoldcorp.com

SAN GOLD CORPORATION
SEPTEMBER 30, 2008
NOTICE OF NO AUDITOR REVIEW OF INTERIM CONSOLIDATED FINANCIAL STATEMENTS

While the Company's independent auditor has reviewed the three month period and nine month period ended September 30th, 2008, the comparative information has not been reviewed.

If an auditor has not performed a review of the interim consolidated financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by and are the responsibility of the Company's management.

The Company's independent auditor had not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.

SAN GOLD CORPORATION
INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
UNAUDITED - SEE NOTICE OF NO AUDITOR REVIEW

ASSETS

	SEPTEMBER 30 2008	DECEMBER 31 2007
CURRENT ASSETS		
Cash	$ -	$ 6,628,673
Accounts receivable	739,386	2,193,518
Marketable securities (Note 3)	11,466,769	33,608,756
Supply inventory	897,711	968,956
Gold in process	2,964,341	4,135,900
Prepaid expenses	409,375	272,702
Restricted accrued interest (Note 16)	4,902,092	3,513,275
	21,379,674	51,321,780
PROPERTY, PLANT & EQUIPMENT (Note 4)	11,474,718	9,555,848
MINERAL PROPERTIES (note 5)	45,607,977	36,912,653
OTHER ASSETS		
Collateral deposit	220,259	450,000
Mining claims and options (Note 6)	1,356,349	852,649
Promissory note (Note 16)	113,869,000	113,869,000
	115,445,608	115,171,649
	$ 193,907,977	$ 212,961,930

LIABILITIES

	SEPTEMBER 30 2008	DECEMBER 31 2007
CURRENT LIABILITIES		
Bank indebtedness (Note 7)	$ 384,854	$ -
Accounts payable and accrued liabilities	3,970,251	4,777,732
Convertible debentures (Note 13)	6,233,710	12,294,675
Deferred revenue (Note 16)	1,965,202	2,482,659
Current portion of long-term debt (Note 8)	648,505	353,063
Current portion of royalty obligation (Note 16)	5,903,099	4,212,859
	19,105,621	24,120,988
LONG-TERM LIABILITIES		
Asset retirement obligation (Note 9)	1,450,326	1,347,138
Long-term debt (Note 8)	871,980	450,200
Royalty obligation (Note 16)	113,868,153	113,868,153
	116,190,459	115,665,491

SHAREHOLDERS' EQUITY

	SEPTEMBER 30 2008	DECEMBER 31 2007
Share capital (Note 10)	162,576,022	143,170,923
Contributed surplus (Note 12)	10,020,411	10,314,471
Deficit	(113,984,536)	(80,309,943)
	58,611,897	73,175,451
	$ 193,907,977	$ 212,961,930

Commitments (Note 19)

APPROVED BY THE BOARD: *"Hugh Wynne"* ____________ Director

"Dale Ginn" ______________ Director

SAN GOLD CORPORATION
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
UNAUDITED - SEE NOTICE OF NO AUDITOR REVIEW

	THREE MONTH PERIOD ENDED SEPTEMBER 30 2008	THREE MONTH PERIOD ENDED SEPTEMBER 30 2007	NINE MONTH PERIOD ENDED SEPTEMBER 30 2008	NINE MONTH PERIOD ENDED SEPTEMBER 30 2007
REVENUE	**$ 2,096,521**	**$ 1,431,951**	**$ 5,490,621**	**$ 3,264,321**
OPERATIONS				
Operations	6,518,694	5,573,997	23,789,430	14,869,628
Asset retirement accretion	34,396	31,208	103,188	93,624
Amortization of property, plant, & equipment	507,996	550,269	1,732,119	1,595,858
Depletion of mineral properties	318,914	275,105	920,981	636,289
LOSS FROM OPERATIONS	**5,283,479**	**4,998,628**	**21,055,097**	**13,931,078**
Exploration	2,302,189	706,890	6,038,348	2,952,374
General and administrative	1,344,576	1,113,290	4,133,378	3,834,351
Accretion of convertible debentures	34,506	124,612	228,008	393,457
Amortization of financing fees	69,119	124,532	235,785	458,181
Royalty expense	1,967,700	1,172,821	5,903,099	3,183,246
Interest expense	150,562	403,516	800,264	1,518,463
Share based compensation	893,765	-	2,289,008	1,334,726
NET LOSS BEFORE OTHER REVENUE	**12,045,896**	**8,644,289**	**40,682,987**	**27,605,876**
OTHER REVENUE				
Indemnification fee	63,788	19,996	191,364	58,423
Interest income	2,140,080	2,057,142	6,916,716	4,484,029
LOSS FOR THE PERIOD	**9,842,028**	**6,567,151**	**33,574,907**	**23,063,424**
DEFICIT - BEGINNING OF THE PERIOD	(104,142,508)	(56,134,059)	(80,309,943)	(39,006,969)
Share issue costs	-	(310,147)	(99,686)	(981,390)
Adjustment of marketable securities to fair value	-	-	-	40,426
DEFICIT - END OF THE PERIOD	**$ (113,984,536)**	**$ (63,011,357)**	**$ (113,984,536)**	**$ (63,011,357)**
LOSS PER COMMON SHARE: Basic & diluted (Note 17)	(0.04)	(0.04)	(0.16)	(0.15)

SAN GOLD CORPORATION
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW
UNAUDITED - SEE NOTICE OF NO AUDITOR REVIEW

	THREE MONTH PERIOD ENDED		NINE MONTH PERIOD ENDED	
	SEPTEMBER 30 2008	SEPTEMBER 30 2007	SEPTEMBER 30 2008	SEPTEMBER 30 2007
OPERATING ACTIVITIES				
Loss for the period	$ (9,842,028)	$ (6,567,151)	$ (33,574,907)	$ (23,063,424)
Add: Items not affecting cash				
Accretion - convertible debentures	34,506	124,612	228,008	393,457
Accretion - asset retirement obligation	34,396	31,208	103,188	93,624
Amortization - deferred financing costs	69,119	124,532	235,785	458,181
Amortization - property, plant & equipment	507,996	550,269	1,732,119	1,595,858
Depletion - mineral properties	318,914	275,105	920,981	636,289
Share-based compensation	893,765	-	2,289,008	1,334,726
Debenture interest paid in shares	8,839	-	579,978	-
Fair market value adjustment to marketable securities	(17,412)	-	(162,895)	-
Adjustment from accounting policy adoption	-	-	-	40,426
Net change in non-cash working capital	(75,816)	(96,799)	1,766,489	(1,709,681)
	(8,067,721)	(5,558,224)	(25,882,246)	(20,220,544)
INVESTING ACTIVITIES				
Purchase of property, plant & equipment	(925,382)	(915,103)	(2,737,384)	(3,071,532)
Investment in mineral properties	(5,329,246)	(1,627,221)	(9,616,305)	(7,350,837)
Change in marketable securities	10,071,991	(448,885)	22,304,882	(6,669,214)
Purchase of mining claims and options	-	-	(175,000)	-
	3,817,363	(2,991,209)	9,776,193	(17,091,583)
FINANCING ACTIVITIES				
Proceeds from shares issued and subscribed	552,000	5,100,900	9,423,595	28,706,511
Proceeds from long-term debt	246,000	110,000	496,000	110,000
Redemption of convertible debentures	-	-	(35,000)	-
Share issue costs	-	(310,147)	(99,686)	(837,890)
Repayment of long-term debt	(134,948)	(89,812)	(692,383)	(238,248)
	663,052	4,810,941	9,092,526	27,740,373
CHANGE IN CASH	(3,587,306)	(3,738,492)	(7,013,527)	(9,571,754)
CASH, BEGINNING OF THE PERIOD	3,202,452	6,377,416	6,628,673	12,210,678
CASH, END OF THE PERIOD	$ (384,854)	$ 2,638,924	$ (384,854)	$ 2,638,924
Supplementary Information				
Interest paid	$ 35,421	$ 44,625	$ 353,462	$ 101,889

1. Nature of operations and going concern assumption

The Company's main operation consists of exploring for and the mining and milling of gold primarily in the Bissett area of Manitoba, Canada. Until it is determined that properties contain mineral reserves or resources that can be economically mined, they are classified as exploration expenditures. The recoverability of deferred expenditures is dependent upon a number of factors, including the discovery of economically recoverable reserves and resources; securing and maintaining title and beneficial interest in the properties; the ability to obtain necessary financing to complete exploration; development and construction of processing facilities; obtaining certain government approvals; and attaining profitable production. Active ore production is dependent upon the market price of gold, management of production and capital costs, and adequate capital resources to fund operational activities.

For the nine month period ended September 30th, 2008 the Company had a loss of $33,574,907 (September 30th, 2007 - $23,063,424). In addition to ongoing working capital requirements, the Company may be required to secure sufficient funding for exploration and development programs, general and administration costs and interest charges. Although management may have been successful in the past in undertaking financings, there can be no assurance that management will be able to do so in the future on terms acceptable to the Company.

These consolidated financial statements have been prepared using Canadian generally accepted accounting principles applicable to a going concern, which assumes that the Company will be able to realize assets and discharge liabilities in the normal course of operations for the foreseeable future. These consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities, the reported revenues and expenses, and balance sheet classifications that may be necessary were the going concern assumption inappropriate. These adjustments could be material.

Certain comparative figures have been reclassified to conform to the presentation adopted for the current period.

2. Significant accounting policies and adoption of new accounting standards

These interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles. The accounting principles used in these interim consolidated financial statements are consistent with those used in the Company's December 31st, 2007 annual consolidated financial statements. These interim consolidated financial statements do not include all of the information and disclosure required by Canadian generally accepted accounting principles for annual financial statements, and should be read in conjunction with the December 31st, 2007 annual consolidated financial statements.

a) Inventories, Section 3031

In June 2007, the Canadian Institute of Chartered Accountants issued handbook Section 3031 – Inventories to replace existing Section 3030. This new section, which became effective January 1st, 2008, establishes standards for the measurement and disclosure of inventories. The adoption of Section 3031 did not impact the Company's consolidated financial position and results of operations.

Gold inventory as at September 30th, 2008 is made up of an ore stockpile valued at $347,402 (December 31st, 2007 - $65,347), in process inventory of $2,133,272 (December 31st, 2007 - $3,964,137) and finished product inventory of $483,667 (December 31st, 2007 - $106,416).

b) Financial Instruments Disclosures Section 3862 / Financial Instruments Presentation Section 3863

These sections replace Section 3861, Financial Instruments Disclosure and Presentation, revising and enhancing disclosure requirements while carrying forward its presentation requirements. These new sections place increased emphasis on disclosure about the nature and extent of risk arising from financial instruments and how the entity manages those risks. The mandatory effective date is for annual and interim periods in fiscal years beginning on or after October 1st, 2007. The Company began application of these sections effective January 1st, 2008. The adoption of these new accounting standards does not impact the amounts recognized in the Company's consolidated financial statements as the additional guidance relates to disclosure.

2. Significant accounting policies and adoption of new accounting standards (continued)

c) Capital Disclosures, Section 1535

Section 1535 establishes standards for disclosing information about an entity's capital and how it is managed. The Company has added Note 20, Capital management to these interim consolidated financial statements.

d) Future changes to significant accounting policies

CICA handbook Section 3064 – Goodwill and Intangibles will be effective for interim and annual financial statements relating to fiscal years beginning on or after October 1st, 2008. This Section establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets by profit-oriented enterprises.

The CICA Accounting Standards Board has adopted a strategic plan for the direction of accounting standards in Canada. As part of that plan, accounting standards for public companies will be required to converge with International Financial Reporting Standards for fiscal years beginning on or after January 1, 2011 with comparative figures presented on the same basis.

The Company is currently considering the effect on the financial statements of the new standards.

3. Marketable securities

	September 30, 2008	December 31, 2007
GIC, interest at 4.12% (2007 - 4.12%) paid annually, maturing July 2012 (2007 - July 2012), pledged as security for long-term debt.	$ 73,554	$ 71,362
Short term investments - see detailed description below	11,613,727	33,028,140
Cashable GIC, interest at 4.35%, matured June 2008	-	485,744
Cashable GIC, interest at 4.43%, matured September 2008	-	20,517
Silver certificates, 315.44 oz (2007 - 116.65) with a market value at September 30, 2008 being $11.97 per oz (2007 - $14.76).	3,776	1,722
Gold certificates, 571.30 oz (2007 - 1.55 oz) with a market value at September 30, 2008 being $918.08 per oz (2007 - $820.50)	524,500	1,271
Margin debt, interest rate is Prime, secured against short term investments	(748,788)	-
	$ 11,466,769	**$ 33,608,756**

3. Marketable securities (continued)

AS AT SEPTEMBER 30, 2008:

	Weighted Yield to Maturity	Range of Maturities	Maturity Value	Market Value
Bankers Acceptance	3.59%	Oct 6, 08	$ 364,000	$ 363,785
Coupons and Residuals	3.14%	Jan 27, 09 to Feb 23, 09	990,000	977,861
Government of Canada Bonds	2.62%	Jan 15, 09 to Mar 15, 09	1,024,000	1,029,756
Provincial Government Bonds	2.45%	Oct 7, 08 to Dec 2, 09	3,000,000	3,056,704
Municipal Bonds	2.77%	Oct 3, 08 to Mar 16, 09	1,368,000	1,389,300
Term deposit	4.20%	Dec 19, 08 to Jan 22, 09	1,000,000	1,033,578
Corporate Bonds and Debentures	3.46%	Oct 24, 08 to Feb 9, 09	3,700,000	3,762,743
TOTAL SHORT TERM INVESTMENTS	**3.06%**	**Oct 3, 08 to Mar 16, 09**	**$ 11,446,000**	**$ 11,613,727**

AS AT DECEMBER 31, 2007:

	Weighted Yield to Maturity	Range of Maturities	Maturity Value	Market Value
Bankers Acceptance	4.69%	Jan 8, 08 to Aug 25, 08	$ 12,530,000	$ 12,350,556
GE Funding Company Discount Note	4.86%	Feb 12, 08	1,000,000	993,830
Money Market Funds			100,000	100,000
Coupons and Residuals	4.10%	Apr 10, 08 to Dec 1, 08	2,166,760	2,112,671
Government of Canada Bonds	3.95%	Feb 15, 08 to Jan 15, 09	5,132,000	5,174,482
Provincial Government Bonds	4.09%	Apr 1, 08 to Dec 18, 08	5,042,895	5,094,754
Municipal Bonds	4.11%	Jan 17, 08 to Oct 29, 08	2,859,000	2,891,696
Term deposit	4.33%	Dec 19, 08	900,000	901,285
Corporate Bonds and Debentures	4.78%	Jan 22, 08 to Oct 24, 08	3,365,000	3,408,866
	4.40%	**Jan 8, 08 to Jan 15, 09**	**$ 33,095,655**	**$ 33,028,140**

3. Marketable securities (continued)

At September 30th, 2008, $154,974 (December 31st, 2007 - $14,879) of accrued interest was included in the market value of the short term investments. For the three month period ended September 30th, 2008, the Company recognized a gain of $17,412 (September 30th, 2007 - $nil) and, for the nine month period ended September 30th, 2008, a gain of $162,895 (September 30th, 2007 - $nil) to adjust carrying value to published market value. These amounts are recognized as interest revenue on the interim consolidated statement of operations. Market value is determined by published price quotation including accrued interest.

4. Property, plant and equipment

	September 30, 2008			December 31, 2007		
	Cost	Accumulated amortization	Net Book Value	Cost	Accumulated amortization	Net Book Value
Land	$ 502,210	$ -	$ 502,210	$ 502,210	$ -	$ 502,210
Buildings	2,433,116	134,005	2,299,111	1,424,027	81,553	1,342,474
Motor vehicles	53,158	34,556	18,602	63,598	28,963	34,635
Furniture and office equipment	394,226	158,211	236,015	350,156	122,003	228,153
Plant and equipment	10,562,018	3,460,379	7,101,639	8,830,097	1,968,722	6,861,375
Assets under capital lease	1,569,039	251,898	1,317,141	694,908	107,907	587,001
	$ 15,513,767	**$ 4,039,049**	**$ 11,474,718**	**$ 11,864,996**	**$ 2,309,148**	**$ 9,555,848**

5. Mineral properties

	September 30, 2008			December 31, 2007		
	Cost	Accumulated depletion	Net Book Value	Cost	Accumulated depletion	Net Book Value
SG1	$ 6,185,597	$ 661,555	$ 5,524,042	$ 4,346,793	$ -	$ 4,346,793
Rice Lake	36,845,733	1,619,820	35,225,913	32,109,741	1,360,395	30,749,346
Hinge	4,858,022	-	4,858,022	1,816,514	-	1,816,514
	$ 47,889,352	**$ 2,281,375**	**$ 45,607,977**	**$ 38,273,048**	**$ 1,360,395**	**$ 36,912,653**

6. Mining claims and options

Partner	Location	Agreement entered	September 30, 2008 Carrying Value	Commitment for option
Peter Dunlop	7 claims Beresford Lake	April 2004	$431,449 (December 31st, 2007 - $431,449) 3% Net smelter return to optioner, may be bought down by optioner	Commitments met as at September 30th, 2008
Greenbelt Gold Mines Inc.	27 claims (50% interest) 3 km South of Rice Lake	January 2005	$421,200 (December 31st, 2007 - $421,200)	Commitments met as at September 30th, 2008
Marum Resources Inc. (a director of Marum Resources Inc. is also a director of the Company)	Strikepoint 2,223 hectares 20 claims Adjacent to Western boundary of Company's gold mine 50% interest	August 2005	$nil (December 31st, 2007 - $nil) Optioner retains 3% gross overriding royalty on precious metals and 3% net smelter returns on base-metal production	$750,000 in exploration work over the three year period ending in August 2008 $100,000 in year 1 $250,000 in year 2 $400,000 in year 3
Marum Resources Inc. (a director of Marum Resources Inc. is also a director of the Company)	Beresford Lake 10 claims 2,320 hectares 25 km southeast of existing minesite	October 2005	$nil (December 31st, 2007 - $nil) 3% overriding royalty on 3 of the claims (Blue Ace Group) 0.5% royalty for the rest of the claims	$750,000 in exploration work over the three year period ending in October 2008 $100,000 in year 1 $250,000 in year 2 $400,000 in year 3
Dalton Claims	Timmins, Ontario 25 claims 354 hectares	February 2008	$317,500 (December 31, 2007 - $ nil) 3% net smelter return with San Gold right to buy back 1%	$100,000 by January 22, 2009 $50,000 by January 22, 2010 Additionally, 100,000 shares on January 22, 2009 and 100,000 shares on January 22, 2010 and an exploration commitment of $500,000 per year for three years.
Pierre C. Robert	Timmins, Ontario 8 claims	May 2008	$25,000 (December 31st, 2007 - $nil) 3% net smelter return with San Gold right to buy back 1%	$25,000 by July 18, 2009 $100,000 by July 18, 2010 Additionally, 10,000 shares on July 18, 2008, 10,000 shares on July 18, 2009 and 80,000 shares on July 18, 2010 and an exploration commitment of $450,000 over a three year period.
Bristol-Carscallen Claims	Timmins, Ontario 15 claims	May 2008	$50,000 (December 31st, 2007 - $nil) 3% net smelter return with San Gold right to buy back 1%	$50,000 on or before July 21, 2009 $50,000 on or before July 21, 2010 $150,000 on or before July 21, 2011 Additionally, 20,000 shares on July 21, 2008, 20,000 shares on July 21, 2009, 20,000 shares on July 21, 2010 and 60,000 shares on July 21, 2011 and an exploration commitment of $450,000 over a three year period.
Odyssey Explorations Ltd.	Timmins, Ontario 11 claims	July 2008	$111,200 (December 31st, 2007 - $nil) 2% net smelter return with San Gold right to buy back 1%	$150,000 on or before July 15, 2010 Additionally, 150,000 shares by July 15, 2011 and an exploration commitment of $750,000 over a three year period.
Total			$1,356,349 (December 31st, 2007 - $852,649)	

7. Bank indebtedness

Bank indebtedness represents outstanding items in excess of cash on hand.

8. Long-term debt

		September 30, 2008		December 31, 2007
Term loan, repayable at $1,034 monthly plus interest at prime plus 1 1/2%, secured by marketable securities, due July 2009.	$	10,300	$	19,606
Term loan, repayable by $8,238 blended monthly payments at 4.25% interest rate, secured by the collateral deposit of $450,000, due May 2010.		148,570		216,094
Term loan, repayable by $5,936 blended monthly payments at 13% interest rate, secured by specific equipment, due February 2008.		-		11,668
Term loan, repayable by $3,334 blended monthly payments at 4.25% interest rate, secured by specific equipment, due January 2010.		71,689		98,619
Term loan, repayable by $8,304 blended monthly payments at 12.3% interest rate, secured by specific equipment, due April 2011.		220,396		-
Term loan, repayable by $7,659 blended monthly payments at 7.56% interest rate, secured by specific equipment, due September 2011.		246,000		-
Capital lease, repayable by $20,960 blended monthly payments at 15% interest rate, secured by specific equipment, due January 2010.		304,909		451,279
Capital lease, repayable by $13,246 blended monthly payments at 6.85% interest rate, secured by specific equipment due June 2012.		518,621		-
Capital lease, repayable by $1,020 blended monthly payments at 7.1% interest rate, secured by specific equipment, due June 2008		-		5,997
Total long-term debt		**1,520,485**		**803,263**
Total current portion		648,505		353,063
Total long-term portion	**$**	**871,980**	**$**	**450,200**

Principal due on long-term debt by period end and in aggregate over the next four years is approximately as follows:

September 30, 2009	$	648,505
September 30, 2010		477,165
September 30, 2011		291,337
September 30, 2012		103,478
	$	**1,520,485**

9. Asset retirement obligation

The mine operates under Environmental License No. 2161 S1 RR issued by Manitoba Conservation in March 1996 and amended in September 1998. The mine also has a closure and rehabilitation plan that has been accepted by Manitoba Industry, Trade, and Mines. A closure plan for the Bissett Gold Mine was submitted on September 1st, 2001. The plan covers all aspects of rehabilitation of the mine including post closure monitoring.

The Company's asset retirement obligations consist primarily of costs associated with mine reclamation and closure activities. These activities, which tend to be site specific, generally include costs for earthworks, including detoxification and re-contouring, re-vegetation, water treatment and demolition. In determining the estimated costs, the Company considers such factors as changes in laws and regulations and requirements under existing permits. Such analyses are performed on an ongoing basis. In calculating the fair value of the Company's asset retirement obligation, management used a credit adjusted risk-free rate applicable to the Company.

The total estimated cost for the closure and post closure monitoring is $3,300,000. At March 17th, 2004, the Company present valued this liability at $932,000 and is accreting it over a 13 year period at the Company's credit adjusted risk-free rate of prime rate plus 6%. For the three month period ended September 30th, 2008 the Company recorded accretion expense of $34,396 (September 30th, 2007 - $31,208) and for the nine month period ended September 30th, 2008, accretion expense of $103,188 (September 30th, 2007 – $93,624), resulting in a carrying value of $1,450,326 for the obligation (December 31st, 2007 - $1,347,138).

10. Share capital

Authorized: Unlimited number of common shares

Issued: 222,250,788 common shares (December 31st, 2007 – 205,351,838)

	September 30, 2008	December 31, 2007
Shares issued	$ 162,576,022	$ 143,170,923

The Company's board of directors and shareholders have approved a stock option plan, the purpose of which is to provide employees, consultants, and directors of the Company with the opportunity to participate in the growth and development of the Company.

10. Share capital (continued)

	(#)	($)
Balance - December 31, 2006	**141,055,425**	**65,280,384**
Private placements	55,224,412	69,351,997
Options exercised	1,362,534	1,394,586
Warrants exercised	700,944	907,047
Debentures converted	4,876,250	4,083,841
Debenture interest converted	1,683,716	1,611,518
Non monetary issues	448,557	541,550
Balance - December 31, 2007	**205,351,838**	**143,170,923**
Options exercised	975,000	1,358,082
Warrants exercised	69,000	97,376
Debentures converted	7,604,375	6,460,465
Debenture interest converted	514,376	571,139
Non monetary issues	150,000	217,500
Balance - March 31, 2008	**214,664,589**	**151,875,485**
Options exercised	300,000	395,080
Warrants exercised	6,212,697	8,767,687
Debentures converted	84,375	144,722
Balance - June 30, 2008	**221,261,661**	**161,182,974**
Options exercised	700,000	961,220
Debentures converted	204,375	311,789
Debenture interest converted	4,752	8,839
Non monetary issues	80,000	111,200
Balance - September 30, 2008	**222,250,788**	**162,576,022**

11. Options and warrants

During the three month period ended September 30th, 2008, the Company issued 75,000 options (September 30th, 2007 – nil options) and recognized $893,765 (September 30th, 2007 - $nil) of expense using the fair value method. During the nine month period ended September 30th, 2008, the Company issued 6,225,000 options (September 30th, *2007 – 2,601,724 options) and recognized $2,289,008 (September 30th, 2007 - $1,334,726) of expense using the fair* value method. The range of fair values for options granted was determined to be between $0.944 and $1.110 and is estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants: dividend yield of 0% (December 31st, 2007 – 0%), expected volatility of between 99.7% and 106% (December 31st, 2007 – 50%), risk free interest rate of between 2.9% and 3.45% (December 31st, 2007 – 3.91 to 4.62%), and expected life of 1,825 days (December 31st, 2007 – 1,825 days). The options granted in the most recent quarter and year to date vest over three years and the Company is bringing the related item into income on an accelerated basis during those 3 years with 1/3 being expensed over 3 years, 1/3 being expensed over 2 years and 1/3 being expensed over 1 year. The options granted in the previous comparative period were expensed when granted.

11. Options and warrants (continued)

A summary of the status of the Company's share option plan as at September 30th, 2008, June 30th, 2008, March 31st, 2008, and December 31st, 2007 and changes during the periods then ended are as follows:

	Options	Average Price
Options outstanding - December 31, 2006	**8,386,776**	**$ 0.56**
Options granted	2,601,724	1.17
Options exercised	(1,362,534)	0.65
Options outstanding - December 31, 2007	**9,625,966**	**0.67**
Options granted	4,400,000	1.40
Options exercised	(975,000)	0.84
Options outstanding - March 31, 2008	**13,050,966**	**0.91**
Options granted	1,750,000	1.26
Options exercised	(300,000)	1.32
Options outstanding - June 30, 2008	**14,500,966**	**0.91**
Options granted	75,000	1.43
Options exercised	(700,000)	0.79
Options expired	(615,529)	1.38
Options outstanding - September 30, 2008	**13,260,437**	**0.94**
Options vested - September 30, 2008	**7,935,437**	**$ 0.66**
Weighted average remaining life (years)	**3.10**	

11. Options and warrants (continued)

A summary of the status of the Company's outstanding warrants as of September 30th, 2008, June 30th, 2008, March 31st, 2008, and December 31st, 2007 and changes during the periods then ended are as follows:

	Warrants	Average Price
Warrants outstanding - December 31, 2006	**1,057,611**	**$ 0.65**
Warrants granted	26,314,733	1.69
Warrants exercised	(700,944)	0.65
Warrants expired	(356,667)	0.65
Warrants outstanding - December 31, 2007	**26,314,733**	**1.69**
Warrants exercised	(69,000)	1.25
Warrants outstanding - March 31, 2008	**26,245,733**	**1.69**
Warrants exercised	(6,212,697)	1.25
Warrants outstanding - June 30 and September 30, 2008	**20,033,036**	**1.89**
Warrants vested - June 30 and September 30, 2008	**20,033,036**	**$ 1.89**
Weighted average remaining life (years)	**0.67**	

12. Contributed surplus

Changes in contributed surplus consisted of the following:

	Amount
Contributed surplus - December 31, 2006	**$ 5,428,333**
Conversion / redemption of debentures	(257,127)
Warrants issued	4,424,704
Warrants exercised	(90,236)
Warrants expired	(46,600)
Options issued	1,376,210
Options exercised	(520,813)
Contributed surplus - December 31, 2007	**10,314,471**
Conversion / redemption of debentures	(388,193)
Warrants exercised	(11,127)
Options issued	459,750
Options exercised	(589,582)
Contributed surplus - March 31, 2008	**9,785,319**
Conversion / redemption of debentures	(10,911)
Warrants exercised	(1,001,815)
Options issued	935,492
Options exercised	(145,830)
Contributed surplus - June 30, 2008	**9,562,255**
Conversion / redemption of debentures	(26,388)
Options issued	893,765
Options exercised	(409,221)
Contributed surplus - Septemper 30, 2008	**$ 10,020,411**

13. Convertible debentures

In February 2006, $10,000,000 worth of 2 year senior convertible redeemable debentures was issued. The debentures had a term of two years and bore interest at a rate of 10% per annum and secured by the Company's present and after acquired personal property. Holders of debentures may have elected to receive interest payments in common shares of the Company (in lieu of cash) at a price per share to be determined at such time as the shares are issued in accordance with TSX Venture Exchange policies. In January 2008, the Company redeemed the remaining $6,115,000 principal of the February 2006 Debenture. Of this amount, $6,080,000 was converted into common shares and the remaining $35,000 was redeemed for cash.

13. Convertible debentures (continued)

In October 2006, $6,734,000 worth of 2 year senior secured convertible redeemable debentures was issued. The debentures have a term of two years and bear interest at a rate of 10% per annum and secured by the Company's present and after acquired personal property. Holders of debentures may elect to receive interest payments in common shares of the Company (in lieu of cash) at a price per share to be determined at such time as the shares are issued in accordance with TSX Venture Exchange policies. The debentures may be converted at the option of the debenture holders into common shares of the Company at a price of $1.60 per share at any time after the first anniversary of the date of issuance. The debentures may be redeemed by the Company at any time at the option of the Company subject to the right of the debenture holders to convert their debentures into common shares upon such notice of redemption.

The following allocation of the convertible debentures to debt and equity components on issuance of the convertible debentures is based on the net present value of future interest and principal payments with an estimated cost of borrowing (without the conversion option) of 13% for the debentures.

	February 2006 Debenture	October 2006 Debenture	Total
Liability	$ 9,355,918	$ 6,189,783	$ 15,545,701
Equity	644,082	544,217	1,188,299
Principal - December 31, 2006	10,000,000	6,734,000	16,734,000
Conversion of debentures	(3,885,000)	(16,000)	(3,901,000)
Principal - December 31, 2007	6,115,000	6,718,000	12,833,000
Redemption of debentures	(35,000)	-	(35,000)
Conversion of debentures	(6,080,000)	6,500	(6,073,500)
Principal - March 31, 2008	-	6,724,500	6,724,500
Conversion of debentures	-	(135,000)	(135,000)
Principal - June 30, 2008	-	6,589,500	6,589,500
Conversion of debentures	-	(327,000)	(327,000)
Principal - September 30, 2008	$ -	$ 6,262,500	$ 6,262,500

The accretion of the liability component of the convertible debentures, which increases the liability component from the initial allocation on the date of issuance, is reported as accretion of convertible debentures in the statement of operations.

13. Convertible debentures (continued)

	February 2006 Debenture	October 2006 Debenture	Total
Liability, December 31, 2006	9,592,496	6,219,245	15,811,741
Accretion	299,207	270,991	570,198
Conversion of debentures	(3,811,241)	(15,472)	(3,826,713)
Liability, December 31, 2007	6,080,462	6,474,764	12,555,226
Accretion	33,310	79,653	112,963
Conversion of debentures	(6,078,772)	6,500	(6,072,272)
Redemption of debentures	(35,000)	-	(35,000)
Liability, March 31, 2008	-	6,560,917	6,560,917
Accretion	-	80,539	80,539
Coversion of debentures	-	(133,812)	(133,812)
Liability, June 30, 2008	-	6,507,644	6,507,644
Accretion	-	34,506	34,506
Coversion of debentures	-	(285,401)	(285,401)
Liability, September 30, 2008	-	6,256,749	6,256,749
Financing fees, December 31, 2007	(48,530)	(212,021)	(260,551)
Amortization of financing fees	46,803	179,380	226,183
Finance fees related to debentures converted	1,727	9,602	11,329
	$ -	**$ 6,233,710**	**$ 6,233,710**

The following schedule reflects the financing costs associated with the convertible debentures.

	Three Month Period Ended		Nine Month Period Ended	
	September 30, 2008	September 30, 2007	September 30, 2008	September 30, 2007
Accretion of debentures	$ 34,506	$ 124,612	$ 228,008	$ 393,457
Interest expense	91,721	358,560	692,344	1,407,321
	$ 126,227	**$ 483,172**	**$ 920,352**	**$ 1,800,778**

14. Income taxes

The provision for income taxes reflects an effective tax rate, which differs from the combined Canadian federal and provincial corporate tax rates for the following reasons:

	Three Month Period Ended		Nine Month Period Ended	
	September 30, 2008	September 30, 2007	September 30, 2008	September 30, 2007
Loss for the period before income taxes	$ 9,842,028	$ 6,567,151	$ 33,574,907	$ 23,063,424
Combined statutory tax rate	33.00%	36.12%	33.00%	36.12%
Income tax recovery based on statutory rate	3,247,869	2,372,055	11,079,719	8,330,509
Valuation allowance	(3,247,869)	(2,372,055)	(11,079,719)	(8,330,509)
	$ -	$ -	$ -	$ -

The Company has issued flow-through shares to finance certain of its exploration activities. The Company intends to renounce expenditures totalling the amount of the purchase price of the flow-through shares issued to the purchasing shareholders and as a result, tax deductibility of these costs will not be available to the Company. At September 30th, 2008, the Company had an obligation to spend $nil of flow through capital renounced to shareholders (December 31st, 2007 - $7,169,531). In the subsequent period, the Company issued $20,500,000 of flow through shares and will have an obligation to spend this amount by December 31, 2009.

At the nine month period ended September 30th, 2008 the Company had accumulated $49,500,000 (December 31st, 2007 - $15,500,000) of unused cumulative Canadian exploration and development costs available to offset future taxable income. The tax benefits pertaining to these expenses are available for carry forward indefinitely.

15. Related party transactions

Wynne Mining Ltd., Wynne Drilling Ltd., Wynne's Place Ltd., Hotel San Antonio, and Hugh Wynne

	Three Month Period Ended		Nine Month Period Ended	
	September 30, 2008	September 30, 2007	September 30, 2008	September 30, 2007
Accounts (payable)/receivable, beginning of the period	$ 284,482	$ (981,599)	$ 19,565	$ 45,792
Expenses at exchange amount	(2,188,934)	(526,669)	(4,564,643)	(3,229,619)
Management fees	-	-	-	(18,000)
GST on services	(109,595)	(78,954)	(235,197)	(180,521)
Payments issued	2,316,707	1,266,340	5,082,935	3,061,466
Accounts (payable)/receivable, end of the period	**$ 302,660**	**$ (320,882)**	**$ 302,660**	**$ (320,882)**
Prepaid expenses	**$ 200,000**	**$ -**	**$ 200,000**	**$ -**

15. Related party transactions (continued)

During the three month period, the Company purchased goods and services for the sum of $2,188,934 (for the year to date - $4,564,643) compared to $526,669 for the same quarter last year (prior year to date - $3,229,619) from Hugh Wynne, Wynne Mining Ltd., Wynne's Place Ltd., Hotel San Antonio, and Wynne Drilling Ltd., (corporations controlled by Hugh Wynne who is a director and Chairman of the Company). These transactions were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. These services were expensed or capitalized in the year, forming part of direct exploration expenses, general & administrative expenses, or operational expenses on the Company's statement of operations and deficit. The amounts due from Hugh Wynne and controlled corporations on September 30th, 2008 of $302,660 (December 31st, 2007 - $19,565) are included in the accounts receivable on the Company's balance sheet. The $200,000 prepaid expense balance arises contractually as a retainer for ongoing services from Wynne Drilling Ltd.

The Company undertakes transactions in the normal course of business with other related parties. These transactions are recognized at the exchange amount. General and administrative expenses for the three month period ended September 30th, 2008 include $32,000 for fees paid to companies controlled by directors for various consulting work (for nine month period ended September 30th, 2008 - $119,000) and, for the three month period ended September 30th, 2007 - $18,000 (for the nine month period ended September 30th, 2007 - $36,000).

16. Restricted promissory notes and royalty obligation

	September 30, 2008	December 31, 2007
Restricted promissory note due February 15, 2015, interest at 6%, pledged to secure royalty obligation	$ 10,000,000	$ 10,000,000
Restricted promissory note due February 15, 2016, interest at 7%, pledged to secure royalty obligation	48,869,000	48,869,000
Restricted promissory note due February 15, 2017, interest at 7%, pledged to secure royalty obligation	55,000,000	55,000,000
	$ 113,869,000	$ 113,869,000
Restricted accrued interest	$ 4,902,092	$ 3,513,275

During the year ended December 31st, 2007, the Company sold a production royalty for proceeds of $55,000,000. As part of this transaction, $55,000,000 of the sales price was invested with a financial institution and has been pledged to secure the Company's obligations under the royalty agreement.

The Company received $1,596,412 in indemnification fees for the indemnification provided for any breach of the royalty agreement by the Company and prepaid interest on the promissory notes of $2,510,255. The funds received pursuant to the indemnification have been presented as deferred revenue and are being recognized over the expected remaining life of the royalty agreement.

16. Restricted promissory notes and royalty obligation (continued)

	September 30, 2008	December 31, 2007
2005 Indemnification fee received	$ 536,852	$ 536,852
Less: amortization of 2005 indemnification fee	(153,176)	(107,135)
2006 Indemnification fee received	172,438	172,438
Less: amortization of 2006 indemnification fee	(48,963)	(36,191)
2007 Indemnification fee received	1,596,412	1,596,412
Less: amortization of 2007 indemnification fee	(138,361)	(5,810)
Deferred indemnification fees	1,965,202	2,156,566
Deferred interest on restricted promissory note	-	326,093
Deferred revenue	$ 1,965,202	$ 2,482,659

Annual royalties on the 2007 royalty sale will be payable at rates ranging from $72.05 to $169.89 per ounce of gold produced during the period of the agreement to the later of December 31st, 2017 and five years after the end of commercial production from the mine. Annual royalties on the 2006 royalty sale will be payable at rates ranging from $29.26 to $268.71 per ounce of gold produced during the period of the agreement to the later of December 31st, 2016 and five years after the end of commercial production from the mine. Annual royalties on the 2005 royalty sale will be payable at rates ranging from $5.00 to $49.51 per ounce of gold produced during the period of the agreement to the later of December 31st, 2015 and five years after the end of commercial production from the mine. During the term of the agreements, the Company is entitled to have amounts held under the restricted promissory notes used to make payments under the royalty obligations.

Under certain circumstances, 100% subsidiaries of Rice Lake Gold Corporation will have the right to purchase ("Call") the equity of the holder of the royalties or right to receive the royalties at an amount no greater than the fair market value thereof at the time of the Call. The Call price will be paid from the balance owing to Rice Lake Gold Corporation under the promissory note. Under certain circumstances, the purchaser of the royalties will have the right to sell ("Put") their interest in the royalty to the Company at an amount no greater than the fair market value thereof at the time of the Put. However, such right is subject to the subsidiaries of Rice Lake Gold Corporation's pre-emptive right to exercise the Call in advance of any Put being exercised and completed.

In addition to the royalty, Rice Lake Gold Corporation has granted a net profit interest ("NPI") for the years 2011 to 2017 inclusive. Under the commitment, minimum gold price thresholds of $875, $1,075, and $1,275 per ounce trigger NPI levels of 6%, 6.75% and 7% respectively. Under the 2005 and 2006 commitments, minimum gold prices or $875, $1,075, and $1,275 per ounce trigger NPI levels of 1%, 2%, and 3% respectively. No NPI is payable until Rice Lake Gold Corporation recovers its capital invested including reserve and interest charges.

17. Loss per share

The Company determines basic loss per common share on the weighted average number of outstanding common shares for the period.

Net loss available to common shareholders for the three month period ended September 30th, 2008 is $9,842,028 (September 30th, 2007 - $6,567,151) and for the nine month period ended September 30th, 2008, $33,574,907 (September 30th, 2007 - $23,063,424). Outstanding options, warrants, and convertible debentures are anti-dilutive.

	Three Month Period Ended		Nine Month Period Ended	
	September 30, 2008	September 30, 2007	September 30, 2008	September 30, 2007
Basic and diluted shares outstanding	221,907,292	168,481,689	215,963,041	153,632,337

18. Risk management and fair values

The Company's risk management policies are typically manifested as part of the day to day management of operations. As management becomes aware of risks, the functioning of control procedures is evaluated both directly and through consultation with employees, consultants and third parties with a judgment on the cost and benefit of different courses of action as well as the impact on risk and fair value. The Company has not designated transactions as hedging transactions to manage risk. As a part of the overall operation of the Company, management considers the avoidance of undue concentrations of risk. These risks include, and the actions taken to manage them are as follows:

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial commitments as they become due. The Company's main sources of liquidity are its operations and external borrowings and issuance of capital. The Company ensures that there is sufficient working capital and available credit facilities to meet its ongoing current obligations. This risk is also discussed in Note 1 to the financial statements.

Market Risk

Market risk is the risk that changes in market prices will have an effect on future cash flows associated with financial instruments. Market risk comprises three types of risk: currency risk, interest rate risk and other price risk.

Currency risk

Currency risk is the risk that changes in foreign exchange rates may have an effect on future cash flows associated with financial instruments. The Company has assessed this risk and has not presently adopted an active currency hedging program given the correlation between metal prices and the currency in which the Company operates.

Interest Rate Risk

Interest rate risk is the risk that changes in market interest rates may have an effect on the cash flows associated with some financial instruments, known as interest rate cash flow risk, or on the fair value of other financial instruments, known as interest rate price risk. In general, the risk of investing cash equivalents into fixed interest rate investments is mitigated by the short terms in which the investments mature.

18. Risk management and fair values (continued)

Other price risk

Other price risk is the risk that changes in market prices, including commodity or equity prices, will have an effect on future cash flows associated with financial instruments. Gold prices are affected by numerous factors such as the sale or purchase by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuations in the value of the US dollar and other foreign currencies, global and regional supply and demand, and the political and economic conditions of major gold-producing countries throughout the world.

Credit risk

Credit risk arises from the possibility that debtors may be unable to fulfill their commitments. For a financial asset, this is typically the gross carrying amount, net of any amounts offset and any impairment losses. The Company has credit policies to address credit risk on accounts receivable, which may include the analysis of the financial position of the debtor and review of credit limits. The Company also may review credit history before establishing credit and reviews credit performance. An allowance for doubtful accounts or other impairment provisions are established based upon factors surrounding credit risk, historical trends and other information.

The Company only invests in high credit quality debtors including the Government of Canada and Provinces of Canada. The Company does not hold any asset backed commercial paper.

The Company does not recognize any allowance for doubtful accounts and has no past due receivables.

Fair values

The fair values of the Company's current financial assets and liabilities (cash, accounts receivable, and accounts payable), approximate their recorded values as at year-end due to their short-term nature. The fair value of the marketable securities is based on a published source and management has estimated that the fair value of the collateral deposit approximates its book value.

The fair value of the Company's long-term debt (excluding capital leases) as at September 30th, 2008 is $696,955 (December 31st, 2007 - $345,987). The fair value of long-term debt has been estimated based on the current market rates for mortgages with similar terms and conditions. The fair value of the Company's long-term debt subject to variable interest rates approximates its recorded value.

The cash flows associated with the restricted promissory notes and royalty obligations are equal. The net fair value of the restricted promissory notes and royalty obligation is $nil (December 31, 2007 - $nil).

Fair value is an estimate of the amount at which items might be exchanged in an arm's length transaction between knowledgeable willing parties who are under no compulsion to act. Fair value should not be interpreted as an amount that could be realized in immediate settlement of the instruments. The estimate of fair value at year-end may not represent fair values at any other date. The determination of fair value is also affected by the use of judgment and by uncertainty.

19. Commitments and contingencies

The Bissett mine operates under a Mining Lease (ML 063) granted by the Manitoba Industry, Trade and Mines for a period of 21 years commencing April 1st, 1992. The license fee is payable annually to the Province of Manitoba.

19. Commitments and contingencies (continued)

In addition, the Company is potentially subject to regular audits from federal and provincial tax authorities relating to income, capital, and commodity taxes and as a result of these audits may receive assessments or reassessments. The Company has no reason to believe that the disposition of any such current matter could reasonably be expected to have a material adverse impact on the Company's financial position, results of operations, or the ability to carry on any of its business activities.

To satisfy the closure plan described in Note 8, the Company has agreed to provide a cheque, bond, or letter of credit in the amount of $40,000 as well as a pledge of the current estimated salvage value of mine assets to cover the calculated value of mine closure and post closure monitoring costs.

20. Capital management

The Company's total capital of $66,366,092 (December 31st, 2007 - $86,273,389) consists of $162,576,022 (December 31st, 2007 - $143,170,923) of share capital, $10,020,411 (December 31st, 2007 - $10,314,471) of contributed surplus and an offsetting accumulated deficit of $113,984,536 (December 31st, 2007 - $80,309,943). The majority of capital funding has therefore come by way of share issuance. The Company also has $6,233,710 (December 31st, 2007 - $12,294,675) of convertible debentures as part of its capital structure that is due within the year and are therefore classified as current liabilities and considers its long term debt part of its capital structure in the amount of $1,520,485 (December 31st, 2007 - $803,263).

The Company's objectives when managing capital are to safeguard its ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders. The Company sets the price of capital in proportion to risk and market levels for similar products. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company can issue new shares, return shares to shareholders, sell assets, buy back debt or issue new debt and / or any combination thereof.

The Company monitors capital from time-to-time using a variety of measures. Monitoring procedures are typically performed as a part of the overall management of the Company's operations. The Company's strategy during the period, which was unchanged from the prior period, was to maintain its ability to secure access to financing at a reasonable cost. The requirements and terms of sources of capital cannot be predicted and change in ways the Company cannot predict.

21. Subsequent events

The Company concluded a private placement offering of 13,350,000 flow through shares at $1.50 per share for gross proceeds of $20,025,000 in the subsequent period on October 15th, 2008.

Additionally in the subsequent period, the Company repaid the maturing Convertible debentures with a principal value of $6,262,500 and interest payable on the debentures of $223,800 with cash. Remaining interest payable of approximately $400,500 was repaid through the issuance of 500,462 common shares.

This press release is not for dissemination in the United States or for distribution to U.S. news wire services.

RECEIVED
2008 DEC -3 A 10:43
OFFICE OF INTERNATIONAL CORPORATE FINANCE

San Gold
CORPORATION

November 21, 2008

Press Release

San Gold Corporation Announces Private Placement Offering of Debentures

Mr. Dale Ginn, Chief Executive Officer of San Gold Corporation (the "Corporation"), today announced the intention of the Corporation to undertake a private placement offering (the "Offering") of up to $10,000,000 aggregate principal amount of 3 year 10% senior secured convertible redeemable debentures (the "Debentures"). The Debentures will have a term of three years and shall bear interest at a rate of 10% per annum. Holders of Debentures may elect to receive interest payments in common shares of the Corporation (in lieu of cash) at a price per share to be determined at such time as the shares are issued in accordance with TSX Venture Exchange policies. The Debentures may be converted at the option of the Debentureholders into common shares of the Corporation at a price of $1.40 per share at any time after the first anniversary of the initial issuance of the Debentures until maturity. The Debentures may be redeemed by the Corporation at any time at the option of the Corporation subject to the right of the Debentureholders to convert their Debentures into common shares upon notice of such redemption.

Certain persons will assist the Corporation by introducing potential subscribers for the Offering and will be paid a finder's fee of 5% of the total subscription proceeds received from subscribers introduced by each particular person. No broker warrants will be issued in connection with the Offering.

The proceeds of this Offering will be used for accelerated development and capital expenditures on the Corporation's properties, particularly the Hinge zone, and for general corporate purposes.

All the terms of the Offering are subject to the approval of the TSX Venture Exchange.

For further information contact Dale Ginn, Chief Executive Officer of San Gold Corporation, at (204) 794-5818 or investor information at 1- 800-321-8564 or visit www.sangoldcorp.com.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

TSX venture EXCHANGE

RECEIVED
2008 DEC -3 A 10:44
CORPORATE FINANCE

FORM 5B
EXPEDITED ACQUISITION FILING FORM

Re: San Gold Corporation (the "Issuer").

Trading Symbol: SGR.

The undersigned hereby certifies the following information in relation to the Expedited Acquisition Filing:

1. The undersigned is a director or senior officer of the Issuer and is duly authorized by the Issuer to make this declaration.

2. The transaction is fully disclosed in a news release dated November 7, 2008.

3. Describe the asset/property to be acquired by the Issuer, including the location of the asset/property. Mining claim located near Timmins, Ontario.

4. Describe the date, parties to and type of agreement (eg: sale or option).

   Option agreement (the "Option Agreement") between the Issuer and Ralph Orlando, Estate Trustee of the Estate of Joseph Orlando (the "Optionor") dated October 20, 2008.

5. Describe the total security and/or cash consideration and required work commitments for the first year for the transaction.

   The Issuer is required to pay $5,000 to the Optionor on execution of the Option Agreement, $5,000 to the Optionor on or before August 7, 2009, $10,000 to the Optionor on or before August 7, 2010 and $100,000 to the Optionor on or before August 7, 2011. The Issuer is also required to issue 5,000 common shares of the Issuer to the Optionor on execution of the Option Agreement, 5,000 common shares to the Optionor on or before the August 7, 2009, 10,000 common shares to the Optionor on or before August 7, 2010 and 25,000 common shares to the Optionor on or before August 7, 2011. The Issuer is also required to complete exploration expenditures on the property of $200,000 before August 7, 2011.

6. Show in tabular form, the names of any parties receiving securities of the Issuer pursuant to the transaction and the number of securities to be issued.

Name of Party (If not an individual, name all Insiders of the Party)	Number and Type of Securities to be Issued	Insider=Y ProGroup=P Not Applicable=N/A
Ralph Orlando	45,000 common shares	NA

7. The Market Price of the Issuer's Listed Shares at the date of the Price Reservation Form or News Release as applicable: $0.94.

8. The number of issued and outstanding Listed Shares of the Issuer at the date of signing this Expedited Acquisition Filing Form is: 236,181,220.

9. The number of Listed Shares issued pursuant to the Expedited Filing System, including this transaction over the last 6 months, as a percentage of the current issued and outstanding Listed Shares is:

   Acquisition: ≤ 5%.

   Private Placement: None.

10. Provide particulars (including name and address of the finder) of any proposed finder(s)' fee.

    None.

11. The Issuer has taken reasonable steps to ensure that the vendors have good title.

12. There are no Material Changes in the affairs of the Issuer which have not been publicly disclosed.

13. To the knowledge of the Issuer, at the time that an agreement in principle was reached, no other party to the transaction had knowledge of any undisclosed Material Fact or Material Change relating to the Issuer, other than in relation to this transaction.

14. The transaction has been approved by the directors of the Issuer in accordance with corporate law requirements.

15. The transaction fully complies with the Expedited Acquisitions criteria set out in *Policy 5.3 – Acquisitions and Dispositions of Non-Cash Assets.*

Acknowledgement - Personal Information

"Personal Information" means any information about an identifiable individual, and includes the information contained in Items 4, 6, and 10, as applicable, found in this Form.

The undersigned hereby acknowledges and agrees that it has obtained the express written consent of each individual to:

(a) the disclosure of Personal Information by the undersigned to the Exchange (as defined in Appendix 6A) pursuant to this Form; and

(b) the collection, use and disclosure of Personal Information by the Exchange for the purposes described in Appendix 6A or as otherwise identified by the Exchange, from time to time.

Dated November 12, 2008.

[signature]
Signature of authorized signatory

Hugh Wynne
Print name of Signatory

Executive Chairman
Official capacity

END